September 1, 2016

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	MGT Capital Investments, Inc.
Request for Withdrawal of Registration Statement on Form S-3
(SEC File No. 333-207113) filed September 24, 2015

Ladies and Gentlemen:

Pursuant to Rule 477 (the “Rule”) promulgated under the Securities Act of 1933, as amended (the “Act”), MGT Capital Investments, Inc., a Delaware corporation (the “Company”) hereby request the withdrawal of the Company’s registration statement on Form S-3, together with all exhibits thereto (collectively, the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on September 24, 2015 with accession no. 0001144204-15-056391.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated sale of securities under the Registration Statement at this time. The Registration Statement was not declared effective and the Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Accordingly, the Company hereby respectfully requests that a consent to this withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

If you have any questions, please contact the Company’s counsel, Jay Kaplowitz of Sichenzia Ross Friedman Ference LLP, at 212-930-9700.

Sincerely,

/s/ Robert Ladd
Robert Ladd
Chief Executive Officer